FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  May 14, 2003
                  For the quarterly period ended March 31, 2003

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                           LOCALIZA FRANCHISING LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                               TABLE OF CONTENTS


Item
1. Consolidated Balance Sheets - March 31, 2002 and 2003
2. Consolidated  Statements  of Income for the periods ended March 31,
   2002 and 2003
3. Summary Financial Data by Business Segment for the periods ended March 31, 2002 and 2003
4. Selected Historical Financial and Other Data - 1Q2002 and 1Q2003
5. Reclassifications to the Financial Statements and Restatement of March 31, 2002 amounts
6. Signatures page

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                                March 31,
                                                         ----------------------
                                                          2002           2003
                                                         -------       --------
CURRENT ASSETS:

Cash and cash equivalents                                   54,413      135,846

Available for sale marketable securities, at fair value      3,220            -

Accounts receivable, net                                    62,679       48,523

Revenue-earning vehicles, net                              196,114      219,942

Deferred income and social contribution taxes                2,927        1,225

Other                                                       11,413       12,584
                                                           -------      -------
                                                           330,766      418,120
                                                           -------      -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                               91,103       86,725

Escrow deposits                                             18,603       18,418

Deferred income and social contribution taxes                9,943       20,784

Other                                                        2,077        2,612
                                                           -------      -------
                                                           121,726      128,539
                                                           -------      -------

PROPERTY AND EQUIPMENT, NET                                 12,653       15,613
                                                            ------       ------

GOODWILL                                                     4,704        4,700
                                                           -------      -------

Total assets                                               469,849      566,972
                                                           =======      =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             March 31,
                                                     -----------------------
                                                       2002           2003
                                                     --------       --------
CURRENT LIABILITIES:

Loans and financing                                     8,052             -

Interest payable on long-term debt                      8,751        12,346

Accounts payable                                       11,781        15,012

Payroll and related charges                             5,428        10,807

Income and social contribution taxes                    5,892         6,408

Deferred income and social contribution taxes           2,628         4,014

Taxes, other than on income                               955         1,363

Advances from customers                                   972           594

Other                                                   1,907         2,184
                                                       ------        ------
                                                       46,366        52,728
                                                       ------        ------

NONCURRENT LIABILITIES:

Long-term debt                                        201,753       244,424

Reserve for contingencies                              30,589        38,380

Deferred income and social contribution taxes           5,632        12,513

Other                                                   1,356         1,791
                                                      -------       -------
                                                      239,330       297,108
                                                      -------       -------

MINORITY INTEREST:                                        100            57
                                                      -------       -------

SHAREHOLDERS' EQUITY:

Capital Stock                                         122,923       135,723

Accumulated earnings                                   61,026        81,356

Other comprehensive income                                104             -
                                                      -------       -------
                                                      184,053       217,079
                                                      -------       -------
Total liabilities and shareholders' equity            469,849       566,972
                                                      =======       =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE YEARS ENDED MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                       Period ended March 31,
                                                      -------------------------
                                                          2002           2003
                                                        --------       -------
NET REVENUES:


Car  rental                                               42,684        42,864

Fleet management                                          29,929        28,461

Franchising                                                1,130         1,364

Used car sales                                            54,342        57,911
                                                         -------       -------
  Total revenues                                         128,085       130,600
                                                         -------       -------

EXPENSES AND COSTS:

Direct operating                                         (22,668)      (21,925)

Cost of used car sales                                   (43,430)      (47,758)

Taxes on revenues                                         (4,960)       (5,878)

Selling, general and administrative                      (13,733)      (14,974)

Depreciation of vehicles                                 (14,963)      (12,423)

Other depreciation and amortization                         (796)         (924)
                                                         -------       -------
  Total operating expenses                              (100,550)     (103,882)
                                                         -------       -------

Operating income                                          27,535        26,718

FINANCIAL EXPENSE, NET                                    (7,500)       26,387

OTHER NONOPERATING INCOME (EXPENSE), NET                      (2)           19
                                                          ------        ------

Income before taxes and minority interest                 20,033        53,124
                                                          ------        ------

INCOME AND SOCIAL CONTRIBUTION TAXES:

  Current                                                 (7,497)       (5,749)
  Deferred                                                   735       (12,102)
                                                          ------        ------
                                                          (6,762)      (17,851)
                                                          ------        ------

Net income before minority interest                       13,271        35,273

MINORITY INTEREST                                            (29)          (41)
                                                          ------        ------

Net income                                                13,242        35,232
                                                          ======        ======
OTHER COMPREHENSIVE INCOME (EXPENSE)                        (282)          475
                                                          ------        ------
         Comprehensive income                             12,960        35,707
                                                          ======        ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE YEARS ENDED MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Period ended March 31,
                                           -------------------------
                                              2002            2003
                                             ------          ------
      NET REVENUES:

      Car rental                              42,684         42,864

      Fleet management                        29,929         28,461

      Franchising                              1,130          1,364

      Used car sales                          54,342         57,911
                                             -------        -------
                                             128,085        130,600
                                             -------        -------


      DEPRECIATION:

      Car  rental                             (6,769)        (5,629)

      Fleet management                        (8,194)        (6,794)

      Other                                     (796)          (924)
                                              ------         ------
                                             (15,759)       (13,347)
                                              ------         ------


      OPERATING INCOME:

      Car  rental                              13,082        11,888

      Fleet management                         10,501        12,512

      Franchising                                 526           708

      Used car sales                            6,803         5,924

      Corporate expenses                       (2,581)       (3,390)

      Other depreciation                         (796)         (924)
                                               ------        ------
                                               27,535        26,718
                                               ------        ------


      OPERATING MARGIN:

      Car  rental                               30.6%         27.7%

      Fleet management                          35.1%         44.0%

      Franchising                               46.5%         51.9%

      Used car sales                            12.5%         10.2%

      Total                                     21.5%         20.5%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )

                                                         1 Q 2002    1 Q 2003
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               42,684      42,864
  Fleet management                                         29,929      28,461
                                                           ------      ------
    Total vehicle rental                                   72,613      71,325

  Used car sales                                           54,342      57,911
  Franchising                                               1,130       1,364
                                                          -------     -------
Total net revenues                                        128,085     130,600
                                                          -------     -------
Direct operating costs and expenses:
  Car rental                                              (13,948)    (15,287)
  Fleet management                                         (8,166)     (6,047)
                                                          -------     -------
    Total vehicle rental                                  (22,114)    (21,334)

  Cost of used car sales                                  (43,430)    (47,758)
  Franchising                                                (554)       (591)
  Taxes on revenues                                        (4,960)     (5,878)
                                                          -------     -------
Total direct operating costs and expenses                 (71,058)    (75,561)
                                                          -------     -------
Gross profit                                               57,027      55,039
Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (5,463)     (5,932)
    Fleet management                                       (1,738)     (1,511)
    Used car sales                                         (3,940)     (4,132)
    Franchising                                               (10)         (9)
                                                           ------      ------
      Total adverstising, promotion and selling           (11,151)    (11,584)

  General and administrative expenses                      (2,555)     (3,787)
  Other                                                       (27)        397
                                                           ------      ------
Total selling, general, administrative and other expenses (13,733)    (14,974)
                                                           ------      ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (6,769)     (5,629)
    Fleet management                                       (8,194)     (6,794)
                                                           ------      ------
     Total vehicle depreciation expenses                  (14,963)    (12,423)

  Non-Vehicle depreciation and amortization expenses         (796)       (924)
                                                           ------      ------
Total depreciation and amortization expenses              (15,759)    (13,347)
                                                           ------      ------

Operating income                                           27,535      26,718
                                                           ------      ------
Financial Interest:
   Expense                                                 (6,280)     (7,975)
   Income                                                   2,352       5,731
   Tax on financial revenues                                 (219)       (442)
   Monetary variation and exchange loss                      (151)     14,179
   Monetary variation and exchange gain                       632        (507)
   Unrealized gain (loss) income, net                      (3,834)     15,401
                                                           ------      ------
      Financial interest expense, net                      (7,500)     26,387
                                                           ------      ------

Other nonoperating income (expense), net                       (2)         19
                                                           ------      ------
Income before taxes and minority interest                  20,033      53,124

Income and social contribution taxes                       (6,762)    (17,851)

Minority interest                                             (29)        (41)
                                                           ------      ------
Net income                                                 13,242      35,232
                                                           ======      ======
OTHER COMPREHENSIVE INCOME (EXPENSE)                         (282)        475
                                                           ------      ------
Comprehensive income                                       12,960      35,707
                                                           ======      ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


STATEMENT OF OPERATIONS DATA                            1 Q 2002   1 Q 2003
                                                        --------   --------
OTHER DATA :

EBITDA                                                    43,294     40,065

Vehicle Depreciation Expense                             (14,963)   (12,423)
                                                          ------     ------
Adjusted EBITDA                                           28,331     27,642
                                                          ======     ======






                  Reclassifications to the Financial Statements

In order to conform with the presentation in the 2002 and in the 2003 financial statements, certain amounts in Localiza's balance sheets and results of operations for 2002 have been reclassified.


1 - Reclassification of 1Q2002 in the amount of R$4,960 related to sales taxes from net revenues to taxes on revenues recorded as costs.

2 - Reclassification of 1Q2002 in the amount of R$29,980 related to swap from other noncurrent liabilities to long term debt.


                         Restatement of March 31, 2002

As recorded in the filing of December 31, 2001 financial statements in the 20-F form, dated from June 30, 2002, it was determined that the repurchases of Senior Notes made in 1998 and 1999, pursuant to a "permitted investment" clause in the related indenture, should be considered a debt extinguishment for accounting purposes. This determination was made based on guidance set forth in SFAS No. 125, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", replaced by SFAS No. 140. As a result, the Company's financial statements as of March 31, 2002 have been restated from previously reported amounts in the 6-K form, dated from May 10, 2002, to reflect this change in accounting.
A summary of the significant effects of this restatement is as follows:

Consolidated balance sheet-
                                                                  March 31, 2002
                                                           --------------------------------
                                                                As
                                                            previously            As
                                                             reported          restated
                                                           --------------    --------------

Available for sale marketable securities, at fair value          58,663             3,220
Other current assets                                             11,626            11,413
Other noncurrent assets                                           2,458             2,077
Total assets                                                    525,886           469,849
Interest payable on long-term debt                               11,842             8,751
Deferred income and social contribution taxes - current             941             2,628
Long-term debt                                                  232,360           201,753
Other noncurrent liabilities                                     31,395             1,356
Deferred income and social contribution taxes - noncurrent        5,112             5,632
Accumulated earnings                                             49,503            61,026
Cumulative other comprehensive income                             6,137               104
Shareholders' equity                                            178,563           184,053
Total liabilities and shareholders' equity                      525,886           469,849


Consolidated statements of income and other comprehensive income-
                                                                  Until March 31, 2002
                                                             -----------------------------
                                                                  As
                                                              previously    As restated
                                                               reported
                                                             -------------  ------------

Financial expense, net                                             (6,776)       (7,500)
Deferred income and social contribution taxes                         496           735
Net income                                                         13,727        13,242
Other comprehensive income (expense)                                1,748          (282)
Comprehensive income                                               15,475        12,960


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


SELECTED OPERATING DATA:                                1 Q 2002     1 Q 2003
                                                        --------     --------

Fleet at the end of period:
   Car Rental                                             10,043        9,719
   Fleet Management                                       11,286       10,046
                                                          ------       ------
     Total                                                21,329       19,765
                                                          ------       ------

Average Operating Fleet Age (months)                        12.4         14.5

Number of Rental Days:
  Car Rental                                             581,351      527,598
  (-)Rental Days to Total Fleet's replacement service     (7,823)      (8,056)
                                                        --------     --------
     Total                                               573,528      519,542
  Fleet Management                                       977,130      817,230


Utilization Rates:
  Car Rental                                              62.87%       59.15%
  Fleet Management                                        99.54%       93.69%

Numbers of Cars Purchased:
  Car Rental                                                  49          212
  Fleet Management                                           466          447
                                                            ----         ----
     Total                                                   515          659
                                                            ----         ----

Average Purchase Price                                     26.40        26.91

Total Investment in Fleet                               13,597.7     17,733.6


Numbers of Cars Sold:
  Car Rental                                               2,257        2,900
  Fleet Management                                         1,472          820
                                                           -----        -----
     Total                                                 3,729        3,720
                                                           -----        -----

Average Car Price                                          14.04        15.52

Depreciation per car...(R$)                              2,825.7      2,535.0

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                            16,849.0     17,541.7
  Fleet Management                                      10,706.9     11,665.3

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service    74.42        82.50
  Fleet Management                                         29.88        34.59

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING LTDA.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S/C LTDA.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: May 14, 2003